EXHIBIT 3.2

THIRD AMENDMENT TO

LIMITED LIABILITY COMPANY AGREEMENT

OF

WEG GP LLC

This Third Amendment, dated as of June 17, 2003 (this “Amendment”), to Limited Liability Company Agreement, dated as of November 15, 2002 and amended by the First Amendment thereto dated as of March 3, 2003 and amended by the Second Amendment thereto dated as of the date hereof (as amended, the “Agreement”), of WEG GP LLC (the “Company”), a Delaware limited liability company, is adopted, executed and agreed to by the Board (as defined in the Agreement) and by WEG Acquisitions, L.P., a Delaware limited partnership and the sole member of the Company (the “Member”), pursuant to authority granted in Section 13.05 of the Agreement.  Capitalized terms used but not defined herein are used as defined in the Agreement.

WHEREAS, immediately prior hereto, the closing of the transactions contemplated by that certain Purchase Agreement, dated as of April 18, 2003, as amended by Amendment No. 1 thereto dated as of May 5, 2003 (as amended, the “Purchase Agreement”), by and among Williams Energy Services, LLC (“WES”), Williams Natural Gas Liquids, Inc. (“WNGL”), Williams GP LLC and the Member has occurred;

WHEREAS, pursuant to the Purchase Agreement, the Member purchased from WES and WNGL all of the Membership Interests in the Company, thereby becoming the sole Member of the Company; and

WHEREAS, pursuant to Section 13.05 of the Agreement, the Board and the Member now wish to amend certain provisions of the Agreement as set forth in this Amendment.

NOW, THEREFORE, the Agreement is hereby amended as follows:

1.                                       Section 7.01 of the Agreement is hereby amended by inserting the following provisions at the end of the existing provisions of Section 7.01:

Notwithstanding anything above seeming to the contrary, the Board will not take any action, without approval of the Members with respect to an extraordinary matter that would have, or would reasonably be expected to have, a material effect, directly or indirectly, on the Members’ interests in the Company.  The type of extraordinary matter referred to in the prior sentence which requires approval of the Members shall include, but not be limited to the following:  (i) commencement of any action relating to bankruptcy, insolvency, reorganization or relief of debtors by the Company, the Partnership or a material subsidiary of either; (ii) a merger, consolidation, recapitalization or similar transaction involving the Company, the Partnership or a material subsidiary of either; (iii) a sale, exchange or other transfer not in the ordinary course of business of a substantial portion of the assets of the Company or the Partnership, viewed in each case on a consolidated basis, in one or a series of related transactions; (iv) dissolution or liquidation of the Company or the Partnership; (v) a material amendment of the Partnership Agreement; and (vi) a material change in the amount of the quarterly distribution made on the common units of the Partnership or the payment of a material extraordinary distribution.  An extraordinary matter will be deemed approved by a Member if the Board receives a written, facsimile or electronic instruction evidencing such approval from the Member or if a majority of the directors on the Board, affiliated with the Member, approve such matter.  To the fullest extent permitted by law, a Director, acting as such, shall have no duty, responsibility or liability to the Members with respect to any action by the Board approved as required above by the Members.

2.                                       Section 7.02(g) of the Agreement is hereby amended and restated in its entirety as follows:

“(g)                           The classes of Directors and terms thereof are: (i) Class I, whose terms expire at the 2003 annual meeting of the Limited Partners and on each third succeeding annual meeting thereafter, (ii) Class II, whose terms expire at the 2004 annual meeting of the Limited Partners and on each third succeeding annual meeting thereafter, and (iii) Class III, whose terms expire at the 2005 annual meeting of the Limited Partners and on each third succeeding annual meeting thereafter.  As of June 17, 2003, the members of each class of Directors of the Company are as set forth on Exhibit C hereto.”

3.                                       Section 7.04 of the Agreement is hereby amended and restated in its entirety as follows:

“Section 7.04  Special Meetings.

A special meeting of the Board may be called at any time at the request of (a) the Chairman of the Board or (b) a majority of the Directors then in office.”

4.                                       Section 7.06 of the Agreement is hereby amended by amending and restating the final sentence thereof as follows:

“To the extent permitted by Applicable Law, the Board may act without a meeting so long as the number of Directors who would be required to take such action at a duly held meeting shall have executed a written consent with respect to any Board action taken in lieu of a meeting.”

5.                                       Section 7.10(e) of the Agreement is hereby amended and restated in its entirety as follows:

“The Board shall have a compensation committee comprised of those Directors appointed thereto from time to time by the Board; provided, however, that if no Directors have been so appointed to the compensation committee, then the entire Board shall serve as the compensation committee (the “Compensation Committee”). The Compensation Committee shall be charged with setting compensation for officers of the Company and the Partnership, as well as administering any Incentive Plans put in place by the Company.”

6.                                       Section 13.05 of the Agreement is hereby amended and restated in its entirety as follows:

Subject to the provisions of Section 7.02(e) and Section 7.10(d), this Agreement or the Delaware Certificate may be amended or restated only by a written instrument executed (or, in the case of the Delaware Certificate, approved) by the Members; provided, however, that, subject to the provisions of Section 7.02(e) and Section 7.10(d), any amendment to the provisions of Article VII shall be approved by the Board; provided further, that, Section 7.01 may be amended or restated only by approval of the Board and the Members.

7.                                     The following Exhibit C is hereby added to the Agreement:

“Exhibit C

Directors

Justin S. Huscher	Class I

David M. Leuschen	Class I

Patrick C. Eilers	Class II

Pierre F. Lapeyre, Jr.	Class II

Don R. Wellendorf	Class III”

8.                                       Except as hereby amended, the Agreement shall remain in full force and  effect.

9.                                     This Amendment shall be governed by, and interpreted in accordance with, the laws of the State of Delaware, all rights and remedies being governed by such laws without regard to principles of conflicts of laws.

10.                               Each provision of this Amendment shall be considered severable and if for any reason any provision or provisions herein are determined to be invalid, unenforceable or illegal under any existing or future law, such invalidity, unenforceability or illegality shall not impair the operation of or affect those portions of this Amendment that are valid, enforceable and legal.

[SIGNATURE PAGE FOLLOWS]

IN WITNESS WHEREOF, this Amendment has been executed as of the date first written above.

WEG ACQUISITIONS, L.P.,
Member

By: WEG Acquisition Management, LLC
its General Partner

By:	/s/ Justin S. Huscher
	Name:	Justin S. Huscher
	Title:	Authorized Signatory

By:	/s/ Pierre F. Lapeyre, Jr.
	Name:	Pierre F. Lapeyre, Jr.
	Title:	Authorized Signatory